082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2008 JUN 17 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 June 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

09046360

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dlw 6/22

bank hapoalim

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*01/06/09*	*1*
2.	*Appointment of a Director*	*02/06/09*	*2*
3.	*Change in Issued Capital of the Corporation*	*03/06/09*	*3*
4.	*Appointment of a Director (Supplementary Report)*	*04/06/09*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Date: 01/06/2009
Our reference: 802/09

RECEIVED
2009 JUN 17 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 1

To : The London Stock Exchange

Dear Sirs,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:

1. At the meeting of the Board of Directors of the Bank which took place on 1st June, 2009 in the afternoon, the Chairman of the Board of Directors of the Bank, Mr. Dani Dankner, made the following announcement:

   Following is the text of an outline as agreed to between the Bank of Israel, Ms. Shari Arison and myself:

   a. The controlling party of the Bank, Ms. Shari Arison, gave to the Supervisor of Banks the names of her candidates for the office of a new director of Bank Hapoalim. The Supervisor of Banks approved in principle the suitability of Mr. Yair Seroussy for the office of director, Deputy Chairman and Chairman. Immediately upon receiving the approval in principle, Mr. Seroussy will be brought for approval by the Board of Directors, and upon being approved by the Board of Directors, the Board of Directors will elect a chairman who will act as Deputy Chairman, for the purpose of taking over from the incumbent Chairman, until the incumbent Chairman's office comes to an end.

   b. The Chairman announced that in view of the differences of opinion between him and the Bank of Israel, the Chairman expressed his wish to resign immediately from his positions at Bank Hapoalim and its subsidiary companies. However, at the request of Bank Hapoalim and the Bank of Israel for the purpose of the orderly assignment of his duties and bearing in mind the good of Bank Hapoalim, the Chairman agreed to continue in office in all of his positions at Bank Hapoalim and its subsidiary companies for up to two months from today. He will also continue in office as a director of Bank Hapoalim and its subsidiary companies until 31st December, 2009. Thereafter, at the request of Bank Hapoalim, the Chairman will continue to act as a director of Bank Hapoalim Switzerland.

2. The Board of Directors adopted the following resolutions:

   a. To adopt the Chairman's announcement as set forth above.

   b. The Chairman will retire from office as chairman, at the end of two months from today.

   c. At the end of ten days from today the employment of the CEO of the Bank will in fact terminate at which time the Deputy CEO, Mr. Zion Kenan will take office as acting deputy.

3. The Chairman of the Board of Directors announced that as proposed by the controlling party, Ms. Shari Arison, he proposes that the Board of Directors elect Mr. Yair Seroussy as a director of the Bank with a view to appointing him as Deputy Chairman of the Board of Directors for a period of two months, at the end of which he will be appointed as Chairman of the Board of Directors. Mr. Dankner noted that the Supervisor of Banks gave his approval in principle to the election of Mr. Seroussy as previously mentioned.

   The Board of Directors elected Mr. Yair Seroussy as a member of the Board of Directors of the Bank and as Deputy Chairman of the Board of Directors for a period of two months, at the end of which he will be appointed as Chairman of the Board of Directors. The aforesaid election and appointment are subject to the final approval of the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.

(-)	*(-)*
Ilan Mazur, Advocate	**Sharona Tamir, Advocate**
Chief Legal Advisor	Deputy Secretary of the Bank

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955
bank hapoalim
Schedule 2

RECEIVED
2008 JUN 17 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 02 June 2009

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Seroussi Yair***
Type of identification: ***I.D. #***
Identity number: ***053654927***
Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***27 November 1955***

3. Address for service of process: **17 HaDganim, Givatayim, Israel**

4. The office to which appointed: ***Director***
Appointed as Director and Deputy Chairman of the Board of Directors of Bank Hapoalim B.M. according to the resolution of the Board of Directors of Bank Hapoalim B.M. from June 1, 2009 at 8:00 p.m.

The appointment is subject to the approval of the Bank of Israel.

5. Previous office held in the company prior to the appointment: ***From 1997 to 2002 served as an external director on the Board of Directors***

6. Date for commencing office: ***1 June 2009.***

7. Education:
Bachelor's Degree in Economics and Political Science – Hebrew University in Jerusalem

8. Main occupations during last five years:.
Senior Adviser – Morgan Stanley (Israel) – 1993 – present (about to leave)
Chairman of Fund – Mustang Mezzanine Investments Ltd.– 2008 – present (about to leave)
Member of Investment Committee – Sky 1 Fund (Private Equity) – 2006 – present (about to leave)
Member of Investment Committee – The Hebrew University–2003 – present (about to leave)
External Director – Wintegra Ltd.. – 2005 – 2008
External Director – Aspen Building & Development Ltd.. - 2004 – 2007

9. Corporations of which presently a director:
Israel Corp. Ltd. (about to resign his office); DSP Group Ltd.; Frutarom Ltd.; Europort Ltd.; City Invest Ltd. (about to resign his office); Amdeal Y.S. Ltd.; Amdeal Holdings (1999) Ltd.; Mustang Mezzanine Ltd. (about to resign his office); Mustang Fund Management Ltd (about to resign his office)

10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director ***is not*** a member of the family of another interested party in the corporation.

12. The director ***does not hold*** shares and convertible securities of the corporation, of a subsidiary or related company thereof.

13. The director ***is not*** a member of a committee or committees of the Board of Directors:

14. Does the company consider the director as having accounting and financial expertise? ***Yes***.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Advocate Ilan Mazur	**Advocate Sharona Tamir**
Chief Legal Advisor	Deputy Secretary of the Bank

082-34955
Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/06/2009
Reference: 2009-01-132585

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Change in Issued Capital of the Corporation

The corporation advises that ○
● From 01/05/2009 until 31/05/2009

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
31/05/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-61,611*	*No*
31/05/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*61,611*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,318,147,991	1,318,209,602

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*2,827,327*	*2,765,716*	*No*
6620249	*Employees Options 2006*	*Option*		*3,941,656*	*3,939,908*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*39,592*	*39,592*	*No*
6620264	*Employees Options 2007*	*Option*		*4,020,714*	*4,018,937*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*56,117*	*56,117*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*94,551*	*94,551*	*No*
6620298	*Employees Options 2008*	*Option*		*4,120,397*	*4,118,214*	*No*
6620330	*Employees Options 2009*	*Option*		*4,136,262*	*4,131,451*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*184,096*	*184,096*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook *Book_isa.pdf*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 May 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	978,868,709
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,209,602

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 31/05/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 31/05/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 31/05/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

List of Holders of Employees Options 2005 6620231

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	2,765,716
Total Capital	2,765,716

List of Holders of Employees Options 2006 6620249

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,939,908
Total Capital	3,939,908

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	39,592
Total Capital	39,592

List of Holders of Employees Options 2007 6620264

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,018,937**
Total Capital	**4,018,937**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	56,117
Total Capital	56,117

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	94,551
Total Capital	94,551

List of Holders of Employees Options 2008 6620298

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,118,214**
Total Capital	**4,118,214**

<u>List of Holders of Employees Options 2009 6620330</u>

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,131,451**
Total Capital	**4,131,451**

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 31/05/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	184,096
Total Capital	184,096

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 31/05/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955

bank hapoalim

Schedule 4

RECEIVED Date: 04 June 2009

2009 JUN 17 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To : The London Stock Exchange

Dear Sirs,

Supplementary report to the report submitted on 02/06/2009.
The main particulars which were added / supplemented:

Further to the immediate report of 01/06/2009 and the immediate report of 02/06/2009, which were communicated to the Securities Authority and the Tel Aviv Securities Exchange Ltd. by means of the electronic proper disclosure system (MAGNA) of the Securities Authority, Bank Hapoalim B.M. respectfully advises that on 04/06/2009 at 10.46 a.m., there was received the approval of the Supervisor of Banks according to which the Supervision of Banks is not opposed to the appointment of Mr. Yair Seroussi as a director and chairman of the Board of Directors of the Bank. As reported in the immediate report of 01/06/2009 as aforesaid, Mr Yair Seroussi will be appointed to the office of Chairman of the Board of Directors on 01/08/2009.

In accordance with the receipt of the approval of the Supervision of Banks as aforesaid, the date for commencing office as specified in Paragraph 6 of this report which follows will be amended.

Re: **Immediate Report on appointment of a director**

1. Last and First Name: ***Seroussi Yair***
   Type of identification: ***I.D. #***
   Identity number: ***053654927***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***

2. Date of birth: ***27 November 1955***

3. Address for service of process: **17 HaDganim, Givatayim, Israel**

4. The office to which appointed: ***Director***
   Further to and as set forth in the immediate report of 01/06/2009 in the immediate report of 02/06/2009, which were communicated to the Securities Authority and to the Tel Aviv Securities Exchange Ltd. by means of the electronic proper disclosure system (MAGNA) by the Securities Authority, it was reported that the Board of Directors of the Bank, at its meeting on 01/06/2009 in the hours of the evening, resolved to elect Mr. Yair Seroussi as a member of the Board of Directors of the Bank and as Deputy Chairman of the Board of Directors for a period of two months (namely till 31/07/2009), at the end of which he will be appointed as Chairman of the Board of Directors beginning 01/08/2009.

   The election and the appointment were finally approved by the Supervision of Banks on 04/06/2009 as set forth above.

5. Previous office held in the company prior to the appointment: ***From 1997 to 2002 served as an external director on the Board of Directors***

6. Date for commencing office: ***4 June 2009***.

7. Education:
   Bachelor's Degree in Economics and Political Science – Hebrew University in Jerusalem

D.1 057004

bank hapoalim

8. Main occupations during last five years:.
Senior Adviser – Morgan Stanley (Israel) – 1993 – present (about to leave)
Chairman of Fund – Mustang Mezzanine Investments Ltd.– 2008 – present (about to leave)
Member of Investment Committee – Sky 1 Fund (Private Equity) – 2006 – present (about to leave)
Member of Investment Committee – The Hebrew University–2003 – present (about to leave)
External Director – Wintegra Ltd.. – 2005 – 2008
External Director – Aspen Building & Development Ltd.. - 2004 – 2007

9. Corporations of which presently a director:
Israel Corp. Ltd. (about to resign his office); DSP Group Ltd.; Frutarom Ltd.; Europort Ltd.; City Invest Ltd. (about to resign his office); Amdeal Y.S. Ltd.; Amdeal Holdings (1999) Ltd.; Mustang Mezzanine Ltd. (about to resign his office); Mustang Fund Management Ltd (about to resign his office)

10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.

11. The director ***is not*** a member of the family of another interested party in the corporation.

12. The director ***does not hold*** shares and convertible securities of the corporation, of a subsidiary or related company thereof.

13. The director ***is not*** a member of a committee or committees of the Board of Directors:

14. Does the company consider the director as having accounting and financial expertise? ***Yes***.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-) *(-)*

Advocate Ilan Mazur
Chief Legal Advisor

Advocate Sharona Tamir
Deputy Secretary of the Bank